SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

[redacted]

05010421

August 10, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Change in Treasury Shareholdings due to Share Buyback and Stock Option Exercise) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

Change in Treasury Shareholdings due to Share Buyback and Stock Option Exercise

From July 1 to 31, 2005, the number of treasury stock for common shares rose by 941,373 shares from 14,863,970 to 15,805,343, and the number of treasury stock for preferred shares increased by 119,060 shares from 1,965,356 to 2,084,416 due to share buyback and/or stock option exercise.

* For the same period, Samsung Securities (an affiliate) increased its shareholdings in Samsung Electronics by 337 shares from 3 to 340 on a common share basis.